SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONSOLIDATED FORM

Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between September 1, 2018 and September 30, 2018 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	( ) Board of Directors	( ) Executive Officers	( ) Fiscal Committee and Statutory Committees	(X) Controlling Shareholders
Initial Balance
Securities / Derivatives	Securities Characteristics	Quantity	% of economic participation	% of share participation
Same Class and Type	Total	Same Class and Type	Total
Shares	Common	2,863,682,675	99.99%	23.46%	99.99%	91.47%
Shares	Preferred	132,948,716	49.80%	38.12%	49.80%	4.25%
Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price (R$)	Volume (R$)

Final Balance
Securities / Derivatives	Securities Characteristics	Quantity	% of economic participation	% of share participation
Same Class and Type	Total	Same Class and Type	Total

Shares	Common	2,863,682,675	99.99%	23.46%	99.99%	91.47%
Shares	Preferred	132,948,716	49.80%	38.12%	49.80%	4.25%

*The percentage indicated in the column ‘percentage economic participation’ corresponds to the economic participation of the members who compose each entity of the Company, which was not changed as a result of the split mentioned above. According to the Company's Bylaws and for all purposes of the Lei das S.A. will be considered this percentage and not the percentage corresponding to participation in the share capital, as requested in this form. The percentage indicated in the share participation column corresponds to the percentage of the number of shares of the members who compose each entity of the Company, after the split of the common shares approved in the Extraordinary General Meeting of the Company, occurred on March 23, 2015.

**Information related to securities and derivatives hold by Controlling Shareholders that also hold administrative position are consolidated at the Controlling Shareholders’ table.

Company Name: SMILES S.A.
Company and Related Persons	( ) Board of Directors	( ) Executive Officers	( ) Fiscal Committee and Statutory Committees	(X) Controlling Shareholders
Initial Balance
Securities / Derivatives	Securities Characteristics	Quantity	% of economic participation
Same Class and Type	Total
Shares	Common	65,316,525	52.67%	52.67%
Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivative	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price (R$)	Volume (R$)

Final Balance
Securities / Derivatives	Securities Characteristics	Quantity	% of economic participation
Same Class and Type	Total
Shares	Common	65,316,525	52.67%	52.67%

CONSOLIDATED FORM

Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between September 1, 2018 and September 30, 2018 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	(x) Board of Directors	( ) Executive Officers	( ) Fiscal Committee and Statutory Committees	( ) Controlling Shareholders

Initial Balance
Securities / Derivatives	Securities Characteristics	Quantity	% of economic participation	% of share participation
Same Class and Type	Total	Same Class and Type	Total
Shares	Common	35	Under 0.01%	Under 0.01%	Under 0.01%	Under 0.01%
Shares	Preferred	0	0%	0%	0%	0%

Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price (R$)	Volume (R$)

Final Balance
Securities / Derivatives	Securities Characteristics	Quantity	% of economic participation	% of share participation
Same Class and Type	Total	Same Class and Type	Total

Shares	Common	35	Under 0.01%	Under 0.01%	Under 0.01%	Under 0.01%
Shares	Preferred	0	0%	0%	0%	0%

*The percentage indicated in the column ‘percentage economic participation’ corresponds to the economic participation of the members who compose each entity of the Company, which was not changed as a result of the split mentioned above. According to the Company's Bylaws and for all purposes of the Lei das S.A. will be considered this percentage and not the percentage corresponding to participation in the share capital, as requested in this form. The percentage indicated in the share participation column corresponds to the percentage of the number of shares of the members who compose each entity of the Company, after the split of the common shares approved in the Extraordinary General Meeting of the Company, occurred on March 23, 2015.

** Information related to securities and derivatives hold by Controlling Shareholders that also hold administrative position are consolidated at the Controlling Shareholders’ table.

CONSOLIDATED FORM

Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between September 1, 2018 and September 30, 2018 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	( ) Board of Directors	(X) Executive Officers	( ) Fiscal Committee and Statutory Committees	( ) Controlling Shareholders

Initial Balance
Securities / Derivatives	Securities Characteristics	Quantity	% of economic participation	% of share participation
Same Class and Type	Total	Same Class and Type	Total
Shares	Common	0	0%	0%	0%	0%
Shares	Preferred	764,282	0.29%	0.22%	0.29%	0.02%
Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price (R$)	Volume (R$)

Final Balance
Securities / Derivatives	Securities Characteristics	Quantity	% of economic participation	% of share participation
Same Class and Type	Total	Same Class and Type	Total

Shares	Common	0	0%	0%	0%	0%
Shares	Preferred	764,282	0.29%	0.22%	0.29%	0.02%

*The percentage indicated in the column ‘percentage economic participation’ corresponds to the economic participation of the members who compose each entity of the Company, which was not changed as a result of the split mentioned above. According to the Company's Bylaws and for all purposes of the Lei das S.A. will be considered this percentage and not the percentage corresponding to participation in the share capital, as requested in this form. The percentage indicated in the share participation column corresponds to the percentage of the number of shares of the members who compose each entity of the Company, after the split of the common shares approved in the Extraordinary General Meeting of the Company, occurred on March 23, 2015.

** Information related to securities and derivatives hold by Controlling Shareholders that also hold administrative position are consolidated at the Controlling Shareholders’ table.

CONSOLIDATED FORM

Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between September 1, 2018 and September 30, 2018 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	( ) Board of Directors	( ) Executive Officers	(x) Fiscal Committee and Statutory Committees	( ) Controlling Shareholders

Initial Balance
Securities / Derivatives	Securities Characteristics	Quantity	% of economic participation	% of share participation
Same Class and Type	Total	Same Class and Type	Total
Shares	Common	0	0%	0%	0%	0%
Shares	Preferred	0	0%	0%	0%	0%

Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price (R$)	Volume (R$)

Final Balance
Securities / Derivatives	Securities Characteristics	Quantity	% of economic participation	% of share participation
Same Class and Type	Total	Same Class and Type	Total

Shares	Common	0	0%	0%	0%	0%
Shares	Preferred	0	0%	0%	0%	0%

*The percentage indicated in the column ‘percentage economic participation’ corresponds to the economic participation of the members who compose each entity of the Company, which was not changed as a result of the split mentioned above. According to the Company's Bylaws and for all purposes of the Lei das S.A. will be considered this percentage and not the percentage corresponding to participation in the share capital, as requested in this form. The percentage indicated in the share participation column corresponds to the percentage of the number of shares of the members who compose each entity of the Company, after the split of the common shares approved in the Extraordinary General Meeting of the Company, occurred on March 23, 2015.

** Information related to securities and derivatives hold by Controlling Shareholders that also hold administrative position are consolidated at the Controlling Shareholders’ table.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.